October 3, 2008

Document Control
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC  20549

Re:    Fidelity Bond Coverage under provisions of rule 17g-1  for
American Funds Insurance Series (811-03857)

To Whom It May Concern:

Pursuant to the provisions of Rule 17g-1 under the Investment Company Act of 1940, enclosed please find the following:

Copy of Investment Company Blanket Bond No. 87111107B Rider No. 19, issued by ICI Mutual Insurance Company, indicating that American Funds Insurance Series has added a subfund, International Growth and Income Fund.

This additional information is provided in relation to the February 28, 2008 Rule 17g-1 filing for American Funds Insurance Series (811-03857).

Very truly yours,

/s/ Brenda L. Lambert
Brenda L. Lambert
Risk and Insurance Manager

Enclosures
Cc:   Fund Secretary - SIIK
MYY – LAO333-33
MCJT – LAO333-33

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 19

INSURED	BOND NUMBER

Capital Research and Management Company		87111107B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 5, 2008	December 19, 2007 to December 19, 2008	/s/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•	International Growth and Income Fund, Inc.
•	International Growth and Income Fund - added as a subaccount to American Funds Insurance Series

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)